

March 25, 2010

Mr. Amir Adnani
Chief Executive Officer
Uranium Energy Corp.
9801 Anderson Mill Road, Suite 230
Austin, TX 78750

>   **Re: Uranium Energy Corp.**
>   **Registration Statement on Form S-3**
>   **Filed March 5, 2010**
>   **File No. 333-165223**
>
>   **Registration Statement on Form S-3**
>   **Filed January 8, 2010**
>   **File No. 333-164256**
>
>   **Form 10-K for the Fiscal Year Ended July 31, 2009**
>   **Filed October 15, 2009**
>   **Response Letter Dated February 16, 2010**
>   **File No. 1-33706**

Dear Mr. Adnani:

    We have reviewed your filings and response letter and have the following comments. Where indicated, we think you should revise your registration statements and provide a written response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statements on Form S-3 (File No. 333-165223 File No. 333-164256)

General

1.   Please update your financial statements to comply with Item 8-08 of Regulation S-X.

Annual Report on Form 10-K for the Fiscal Year Ended July 31, 2009

Director Compensation Table, page 108

2.   We note your response to our prior comment 11 and reissue such comment. Please provide a description of standard compensation arrangements for directors. See Item 402(r)(3) of Regulation S-K. For example, and without limitation, please disclose the specific dollar amounts payable to each of the independent directors in connection with their service on the board or their service as committee members.

Available Information, page iv

3.   Please change the address you disclose for the U.S. Securities and Exchange Commission's public reference rooms to 100 F Street N.E., Washington, D.C. 20549.

Closing Comments

        As appropriate, please amend your registration statements and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

Please contact John Lucas at (202) 551-5798, Laura Nicholson at (202) 551-3584, or me at (202) 551-3745 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director